Exhibit 99.5

NewLead Holdings Announces Time Charter and

Commercial Performance of MT Newlead Granadino

Hamilton, BERMUDA, September 15, 2015 - NewLead Holdings Ltd. (OTC: NEWL) ("NewLead" or the "Company") announced today that the Company has entered into a new time charter contract for one of its bitumen tanker vessels, the MT Newlead Granadino (“Newlead Granadino”), for a minimum of six months with the charterer’s option to extend the contract at the end of the first six months for additional six month periods up to a maximum of eighteen months. The net charter-out rate is $10,500 for the initial six months and $10,750 for the remaining optional periods. The charter commenced on July 22, 2015.

The Newlead Granadino is a 2009-built double hull bitumen tanker vessel of 5,887 dwt and is one of the five bitumen tanker vessels that were delivered to NewLead’s fleet in the fourth quarter of 2014.

When NewLead took delivery of Newlead Granadino in November 2014, the vessel was already chartered-out on a time charter agreement at a net charter-out rate of $8,900 for about nine months. From the beginning of January 2015, when that time charter agreement expired, until the latest time charter agreement, the Newlead Granadino had been trading on the spot market and had completed six voyages in the Mediterranean Sea and the United Arab Emirates area. Today, the Newlead Granadino is trading in North America where the vessel was repositioned in August 2015 to perform on the latest time charter agreement.

Upon delivery of the Newlead Granadino to NewLead in November 2014, the Company invested in the maintenance, improvement and upgrade of the vessel’s condition. The vessel’s improved technical condition allowed for an increase of approximately 5% in the vessel’s cargo in-take capacity and a decrease in the fuel consumption for steaming and cargo heating, as well as an improvement of the speed of the vessel. The Newlead Granadino has become a more eco-friendly vessel and is expected to be more attractive to oil majors and charterers.

Since the delivery of Newlead Granadino to NewLead up until today, 158,502.35 tons of bitumen have been transported while the vessel’s utilization was 94%.

Mr. Michael Zolotas, Chairman and Chief Executive Officer of NewLead, stated, "We are pleased to have entered into a new time charter contract for the Newlead Granadino. We invested in the improvement of the technical condition of the vessel in order to ensure an improved operational and commercial performance that would permit the vessel’s repositioning in North America.”

Mr. Zolotas added, “Today, four out of our five bitumen oil tanker vessels are in a time charter contract and one is trading spot which allows for hedging of the bitumen market fluctuations. Newlead is aiming to expand the Company’s fleet with modern bitumen tankers to not only have a strong presence in the Mediterranean Sea and the United Arab Emirates area, but also in North America in order to develop on our strategic decision to be a worldwide player in the bitumen oil tanker market.”

NewLead has approximately 62.06% and 80.56% of its operating days covered for 2015 and 20% and 15.27% of its operating days covered for 2016 for its dry bulk and tanker vessels, respectively.

Fleet Update

The following table details NewLead's fleet as of September 14, 2015:

Vessel Name	Size (dwts)	Vessel Type	Year Built	Charter Expiration Date
Dry Bulk Carriers
Newlead Castellano	35,542	Eco-type Handysize	2013	Q4 2015
Newlead Albion	32,318	Eco-type Handysize	2012	Q3 2015
Newlead Venetico	32,394	Eco-type Handysize	2012	Q3 2015
Newlead Victoria	75,966	Panamax	2002	min Q2 - max Q3 2018
Newlead Markela	71,733	Panamax	1990	Q2 2016
Tanker Vessels
Newlead Granadino	5,887	Asphalt/Bitumen Oil Tanker	2009	min Q1 2016 - max Q3 2017
Katerina L	3,357	Asphalt/Bitumen Oil Tanker	2009	Q4 2015
Nepheli	3,416	Asphalt/Bitumen Oil Tanker	2009	Q3 2016
Ioli	3,396	Asphalt/Bitumen Oil Tanker	2009	min Q1 2016 - max Q1 2020
Sofia	2,888	Asphalt/Bitumen Oil Tanker	2008	Spot
Gema[1]	19,831	Oil Tanker	2001	Spot

1.	Third party vessel under management

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international vertically integrated shipping, logistics and commodity company providing ideal solutions for seaborne transportation of dry bulk commodities and petroleum products through owned and managed vessels. NewLead controls a fleet of ten vessels, including five dry bulk and five tanker vessels and manages one third party tanker vessel. NewLead is a Securities and Exchange Commission (“SEC”) reporting Foreign Private Issuer in compliance with applicable SEC rules and regulations and current in its SEC reporting, utilizing U.S. Generally Accepted Accounting Principles’ financial reporting standards. NewLead's common shares are traded under the symbol "NEWL" on the Over-the-Counter market. To learn more about NewLead Holdings Ltd., please visit NewLead’s renewed website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com

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